ALBERT McLELLAND
9114 LA STRADA CT.
DALLAS, TXAS 75220

September 27, 2011

Mr. Shulin Liu
Chairman & Chief Executive Officer
Yanglin Soybean, Inc.
99 fan Rong Street
Jixian County
Shuang Ya Shan, 155900
China

Re: Resignation

Dear Mr. Liu,

I hereby tender my resignation from the Board of Directors of Yanglin Soybean. My resignation is effective from August 31, 2011.

The reason for my immediate resignation is that it has come to my attention that you have instructed Yanglin’s CFO to cancel the company’s D&O insurance policy. This action not only runs contrary to normal operating practices of public companies; it is also in direct violation of my employment agreement.

This said, it is my sincere hope and desire that the company emerges from the current difficulties it is facing.

Sincerely,

/s/ Albert McLelland

Albert McLelland